EXHIBIT 99.1


                     [Letterhead of Vimpel-Communications]


             SBERBANK OF RUSSIA OPENED A $70 MILLION CREDIT FACILITY
                               TO VIMPELCOM-REGION
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Moscow  (December 27, 2002) - Open Joint Stock  Company  "Vimpel-Communications"
("VimpelCom" or the "Company") (NYSE: VIP) today announced that Sberbank of Russia, the largest Russian bank, provided a 5 year $70 million secured credit facility to VimpelCom-Region. VimpelCom-Region is VimpelCom's subsidiary, which holds the Company's regional GSM license portfolio and is the Company's vehicle for national expansion. The Sberbank credit facility for VimpelCom-Region will fund, in part, the Company's regional capital expenditures in accordance with its business plan.

VimpelCom is a leading provider of telecommunications services in Russia, operating under the "Bee Line" family of brand names, which are among the most recognized brand names in Russia. The VimpelCom Group's license portfolio covers approximately 94% of Russia's population (137 million people), including the City of Moscow, the Moscow Region and the City of St. Petersburg. VimpelCom was the first Russian company to list its shares on the New York Stock Exchange ("NYSE"). VimpelCom's ADSs are listed on the NYSE under the symbol "VIP". VimpelCom's convertible notes are listed on the NYSE under the symbol "VIP 05".


For more information, please contact:

Valery Goldin                                 Christopher Mittendorf
VimpelCom (Moscow)                            Edelman Financial Worldwide
Tel: 7(095) 974-5888                          Tel: 1(212) 704-8134
vgoldin@vimpelcom.com                         christopher.mittendorf@edelman.com